MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

September 28, 2012

VIA EDGAR

Ms. Mary Cole

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:       Mainstay Funds Trust (File No. 333-160918 and File No. 811-22321) (the “Registrant”)

Dear Ms. Cole:

This letter responds to comments that you provided telephonically on August 13, 2012 regarding Post-Effective Amendment No. 26 to the Registrant’s registration statement on Form N-1A. This filing pertains to the registration of one new series of the Registrant, MainStay Marketfield Fund (the “Fund’).

Comment 1: You asked that we revise the Fees and Expenses table to provide additional detail with regard to short sale expenses and acquired fund fees and expenses.

Response: We have revised the table as requested.

Comment 2: You asked that we include the contingent deferred sales charge in the Fees and Expenses table.

Response: The contingent deferred sales charge is only imposed on certain redemptions made within one year of the date of purchase on shares that were purchased without an initial sales charge. Therefore, we believe that including this as a line item in the Fees and Expenses that would be misleading to shareholders. For that reason, the Registrant respectfully declines to make the proposed change.

Comment 3: You asked that we include a termination date for the contractual fee waiver discussed in footnote 2 to the Fees and Expenses table.

Response: As noted in the footnote, this contractual waiver will be in effect for a two-year period unless extended by New York Life Investments and approved by the Board of Trustees. Therefore, rather than including a termination date, we have provided an effective date of October 5, 2012. This serves as a reference point for shareholders reading the footnote and makes the footnote consistent with those of other Funds in our complex with contractual fee waivers.

Comment 4: You asked that we revise the first sentence of the third paragraph under “Principal Investment Strategies” to include the words “under normal market conditions.”

Response: We have made the requested revision.

Comment 5: You asked that we remove the word “some” from the fifth sentence of the third paragraph under “Principal Investment Strategies.”

Response: We have made the requested revision.

Comment 6: You asked us to confirm that we cover written credit default swaps at the full notional value of the swap.

Response: We confirm that we cover written credit default swaps at the full notional value of the swap for purposes of the Investment Company Act of 1940, as amended (the “1940 Act”).

Comment 7: You asked that we delete the description of the benchmark index from the Past Performance section of the Fund’s prospectus.

Response: Based upon requests made by members of the Staff in early 2010, we have limited our description of the benchmark index only to information necessary to understand the benchmark’s relevance to the Fund. We believe that this description is necessary for shareholders to understand why the selected benchmark index is relevant. Therefore, the Registrant respectfully declines to make the proposed change.

Comment 8: You asked that we revise the section entitled “More About Investment Strategies and Risk” to segregate principal strategies and risks from non-principal strategies and risks.

Response: We have made the requested revision.

Comment 9: You asked that we consider revising the Shareholder Guide section to include only references to MainStay Marketfield Fund.

Response: As discussed during our call, we will consider this request during our next annual update of this Fund’s registration statement.

Please contact the undersigned at 973-394-4505 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert

Thomas C. Humbert

Assistant Secretary

cc:	J. Kevin Gao
Sander M. Bieber